Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended September 30, 2003

SAVINGS AND INVESTMENT PLAN

OF E. I. DU PONT DE NEMOURS AND COMPANY

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name and address of principal executive office of issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

March 25, 2004

By: /s/ M. Regina Lee
M. Regina Lee
Global Director
Human Resources Delivery & Client Services

Savings and Investment Plan

of E. I. du Pont de Nemours and Company

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Administrator and Participants

of the Savings and Investment Plan of E. I. du Pont de Nemours and Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) at September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 17, 2004

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Statements of Net Assets Available for Benefits

September 30, 2003 and 2002

	2003	2002
Assets
Investments:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$5,648,148,879	$5,443,657,879
Company stock funds	1,106,123,615	1,039,443,919
Mutual funds	1,643,656,028	1,322,803,160
Common/collective funds	619,822,400	513,896,357
Cash and cash equivalents	6,133,687	6,904,182
Participant loans	124,288,479	128,075,806

Total investments	9,148,173,088	8,454,781,303

Receivables:
Accrued income	31,775	—
Loan interest	589,182	—
Due from E. I. du Pont de Nemours and Company	23,117,608	27,418,510

Total receivables	23,738,565	27,418,510

Net assets available for benefits	$9,171,911,653	$8,482,199,813

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Statements of Changes in Net Assets Available for Benefits

For the Years Ended September 30, 2003 and 2002

	2003	2002
Additions:
Investment income:
Interest	$321,473,798	$333,808,010
Dividends	50,748,761	63,506,295
Net appreciation(depreciation) in fair market value investments	534,044,430	(483,472,298)

Total investment income (loss)	906,266,988	(86,157,993)

Contributions:
DuPont Company’s contributions (net of forfeitures applied of $55,296 in 2003 and $139,920 in 2002)	60,373,437	62,138,434
Participant contributions	200,320,396	225,609,367
Rollovers/trust to trust transfers	19,373,756	25,310,758

Total contributions	280,067,589	313,058,559

Affiliated company transfers in, net	443,342	—

Total additions	1,186,777,919	226,900,566

Deductions:
Withdrawals	494,919,970	695,306,873
Distribution of dividends	2,049,010	—
Assets transferred out, net	—	36,471,640
Administrative expenses	97,099	136,286

Total deductions	497,066,079	731,914,799

Net increase(decrease)	689,711,840	(505,014,233)

Net assets available for benefits:
Beginning of year	8,482,199,813	8,987,214,046

End of year	$9,171,911,653	$8,482,199,813

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Years Ended September 30, 2003 and 2002

1.	Description of the Plan

The Plan

The following description of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan which was established by the Board of Directors of E. I. du Pont de Nemours and Company (the “Company”) and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code.

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company’s subsidiaries or general partnerships, which have adopted the Plan, is eligible to participate in the Plan. Eligible employees may enroll in the Plan as of the first day of the second calendar month following their date of hire.

Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions (“participant’s savings”). The amount deducted can be deposited into a Before-tax account, Regular account (for after-tax savings) or some combination thereof. A participant may elect the maximum savings rate of 100% of eligible compensation, as defined. The Company will contribute an amount equal to 50% of a participant’s savings during a month except that no Company contribution will be made for participant’s savings in excess of 6% of eligible monthly compensation. All of the above participant’s savings and elections are subject to regulatory and Plan limitations. All participants who were actively employed by DuPont at any time after December 31, 2001 are 100% vested in their Company contributions.

The DuPont Company Stock Fund (Company Stock Fund) was converted to an Employee Stock Ownership Plan (ESOP). Beginning in December 2002, participants have the ability to elect to have dividends from the Company Stock Fund paid out to them in cash instead of being reinvested in their Plan account. For the year ended September 30, 2003, $2,049,010 in dividends were paid to participants in cash.

Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or Company contributions made to the account

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Years Ended September 30, 2003 and 2002

during the last two years. A participant who terminates from active service may elect to make an account withdrawal at any time. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.

Participants may borrow up to one-half of their non-forfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full, at any time, without penalty.

Administration

The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan’s investment options.

In response to the recent irregularities that have come to light regarding several investment firms as well as to address the issue of market timing, the Company has implemented certain controls on trading activity for certain funds. At the current time, the funds listed below have a holding period requirement:

•	Merrill Lynch Global Growth Fund (Class I Shares)

•	Merrill Lynch International Valu Fund (Class I Shares)

•	Merrill Lynch International Index Trust

•	Templeton Foreign Fund (Class A Shares)

•	Templeton Growth Fund (Class A Shares)

Plan participants who purchase an interest (invest) in any of these funds must hold that interest for at least 15 trading days. Plan participants who sell an interest in any of these funds (e.g., transfer assets to another fund) may not purchase any additional interest in that same fund for 15 trading days.

In addition, at this time, two funds, the Janus Enterprise Fund and the Janus Mercury Fund, are closed to all new investments as of November 30, 2003. Plan participants may not request a fund transfer into either of these Janus Funds. However, they may transfer out of these funds at any time.

These changes have been communicated to all Plan participants. DuPont will continue to monitor the situation and will make changes to the investment restrictions as appropriate.

Reasonable expenses of administering the Plan, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by the Plan. Expenses paid by the Plan for the years ended September 30, 2003 and 2002 were $97,099 and $136,286, respectively, net of any fee reimbursements. Certain mutual funds companies reimburse the Plan for some of the expenses associated with administering the Plan. For the years ended September

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Years Ended September 30, 2003 and 2002

30, 2003 and 2002, the total fee reimbursements to the Plan were $1,772,894 and $2,021,484, respectively. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of participants’ accounts on the termination date in accordance with ERISA.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to stable value investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s stable value investment contracts are fully benefit responsive and, thus, are stated at contract value, which has a ratio of fair value to contract value of approximately 107% and 106% as of September 30, 2003 and 2002, respectively. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year end. Company stock is valued at quoted market prices at year end. Participant loans and cash and cash equivalents are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the Company Stock Fund securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Years Ended September 30, 2003 and 2002

3.	DuPont and Related Companies Defined Contribution Plan Master Trust

On April 1, 1999, the Company and certain affiliates (“employers”) entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants of the Plan as well as participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive portfolios. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds.

The Stable Value Fund is invested in a money market fund, guaranteed investment contracts (GIC’s), separate account GIC’s, and synthetic GIC’s which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 4.70% to 7.10% for the year ended September 30, 2003 and from 4.57% to 7.10% for the year ended September 30, 2002. The rate of return was 5.81% in 2003 and 6.29% in 2002.

The contract or crediting rates for certain stable value investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

A synthetic GIC provides for a guaranteed return on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. Included in the contract value of the synthetic GIC’s is $(238,817,703) and $(188,946,172) at September 30, 2003 and 2002, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater than (less than) the value of the underlying assets.

The contract value of synthetic GIC’s held by the Master Trust is $4,019,496,447 and $3,608,821,151 at September 30, 2003 and 2002, respectively.

Total Assets of the Master Trust include:

	September 30,
	2003	2002
Investment contracts	$5,632,425,224	$5,399,532,930
Common/collective trust funds	21,013,328	17,237,259
Money market funds	9,008,416	39,870,494

Total	$5,662,446,968	$5,456,640,683

The Plan’s undivided interest in the Master Trust was 99.75% and 99.76% as of September 30, 2003 and 2002, respectively.

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Years Ended September 30, 2003 and 2002

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

	September 30,
	2003	2002
Investment contracts
Connecticut General Life Ins.	$490,906,461	$460,891,828
ING Life Insurance & Annuity Co.	579,284,053	544,342,388
Monumental Life Insurance Co. (BDA-0063-TR)	568,359,678	539,329,160
Morgan Guaranty (95-04)	574,104,580	544,486,069
Morgan Guaranty (ADUPOT03)	486,308,055	283,204,500
State Street Bank & Trust (102001)	578,007,742	544,905,652
State Street Bank & Trust (102061)	486,308,055	283,204,500
Union Bank of Switzerland	577,830,794	543,676,705

At September 30, 2003, the total assets of the Master Trust of $5,662,446,968 included participant investments in the Stable Value Fund of $5,623,891,544 and $38,555,424 in the Conservative, Moderate and Aggressive Allocation Funds. At September 30, 2002, the total Master Trust value of $5,456,640,683 included participant investments in the Stable Value Fund of $5,424,528,966 and $32,111,717 in the Conservative, Moderate and Aggressive Allocation Funds.

Total investment income of the Master Trust for the years ended September 30, 2003 and 2002 was $324,226,061 and $328,317,984, respectively.

4.	Investments

Investments that represent more than 5% of the net assets available for benefits as of September 30, 2003 and 2002 were as follows:

	September 30,
	2003	2002
DuPont Company Stock Fund	$1,061,648,836	$997,649,390
Master Trust	5,648,148,879	5,443,657,879

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Years Ended September 30, 2003 and 2002

During the years ended September 30, 2003 and 2002, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses) as follows:

	September 30,
	2003	2002
Company Stock Funds	$119,106,246	$(43,945,087)
Mutual Funds	291,405,875	(321,509,343)
Common/collective trust funds	118,049,307	(116,068,448)
Master Trust	5,483,002	(1,949,420)

Net appreciation (depreciation) in fair value of investments	$534,044,430	$(483,472,298)

5.	Conoco, Inc. Class B Common Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the Company Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003, Conoco Stock Fund became ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $44,474,779 and $41,694,529 at September 30, 2003 and 2002, respectively.

6.	Asset Transfers

Net asset transfers out of the Plan during the year ended September 30, 2003 were $0. Net asset transfers out of the Plan during the year ended September 30, 2002 related primarily to: (1) The transfer out of $35,269,833 related to the sale of DuPont Pharmaceuticals; (2) the transfer out of $2,615,624 related to the transfer of participants to Dak Americas, LLC.; and (3) the transfer in of $1,413,817 related to merging the Qualicon 401(k) Plan with the Plan December 2001.

Affiliated company transfers of $443,342 for the year ended September 30, 2003 represents the net rollovers of participant account balances into the Plan from other Company-sponsored defined contribution benefit plans.

7.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service has been received by the Plan dated October 9, 2003 covering the Plan and amendments through December 2, 2002. The Plan has been amended

Savings and Investment Plan of

E. I. du Pont de Nemours and Company

Notes to Financial Statements

For the Years Ended September 30, 2003 and 2002

since receiving the determination letter. However, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the Company Stock Fund investment option. The assets allocated to the Stable Value Fund are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and DuPont. DCMC hires additional investment managers to manage a portion of the assets allocated to the Stable Value Fund. Transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	September 30,
	2003	2002
Net assets available for benefits per the financial statements	$9,171,911,653	$8,482,199,813
Less: Amounts allocated to withdrawing participants	(5,272,081)	(1,866,802)

Net assets available for benefits per the Form 5500	$9,166,639,572	$8,480,333,011

Year Ended September 30, 2003
Benefits paid to participants per the financial statements	$494,919,970

Amounts allocated to withdrawing participants at September 30, 2003	5,272,081

Amounts allocated to withdrawing participants at September 30, 2002	(1,866,802)

Benefits paid to participants per the Form 5500	$498,325,249

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but are not yet paid as of that date.

Savings and Investment Plan of	Schedule I
E. I. du Pont de Nemours and Company
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line I
As of September 30, 2003

	Identity of Issue	Description of Investment	Current Value
	Cash and Cash Equivalents	Interest Bearing Cash	$6,133,687
	AIM Constellation Fund Class A	Registered Investment Company	$25,070,951
	AIM Premier Equity Fund A	Registered Investment Company	$41,788,750
	Fidelity Equity Income Fund	Registered Investment Company	$50,466,283
	Fidelity Fund PV 1	Registered Investment Company	$40,978,393
	Fidelity Growth & Income Fund Class A	Registered Investment Company	$70,737,014
	Fidelity Low Priced Stock Fund	Registered Investment Company	$194,413,294
	Fidelity Magellan Fund	Registered Investment Company	$432,803,768
	Franklin Balance Sheet Investment Fund Class A	Registered Investment Company	$63,903,307
	Franklin Growth Fund Class A	Registered Investment Company	$8,070,837
	Franklin Small-Mid Cap Growth Fund Class I	Registered Investment Company	$102,194,981
	Janus Enterprise Fund	Registered Investment Company	$90,965,579
	Janus Mercury Fund	Registered Investment Company	$172,100,456
*	Merrill Lynch Global Growth Fund Class I	Registered Investment Company	$25,976,250
*	Merrill Lynch Intl Value Fund Class I	Registered Investment Company	$35,105,164
*	Merrill Lynch Balanced Capital Fund Class I	Registered Investment Company	$48,384,464
*	Merrill Lynch Basic Value Fund Class A	Registered Investment Company	$103,528,151
*	Merrill Lynch Fundamental Growth Fund Class I	Registered Investment Company	$9,798,821
	MFS Research Fund Class A	Registered Investment Company	$16,778,379
	MFS Total Return Fund Class A	Registered Investment Company	$22,139,698
	Templeton Foreign Fund Class A	Registered Investment Company	$49,474,271
	Templeton Growth Fund Class A	Registered Investment Company	$38,977,217
	Barclays 3-Way Asset Allocation Fund	Common/Collective Trusts	$125,948,863
*	Merrill Lynch Small Capital Index CT Tier 2	Common/Collective Trusts	$30,982,517
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trusts	$451,284,930
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trusts	$11,606,090
*	E. I. du Pont de Nemours and Company	Company Stock Fund	$1,061,648,836
	Conoco Phillips	Company Stock Fund	$44,474,779
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”)	Master Trust	$5,648,148,879
	Participant Loans	4% to 10.25%	$124,288,479

	Investment Total		$9,148,173,088